FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
January 29, 2007

Manulife Financial Corporation guarantees certain obligations of The Manufacturers Life
Insurance Company to rationalize reporting obligations

TORONTO - Manulife Financial Corporation (“MFC”) has guaranteed certain obligations of its subsidiary The Manufacturers Life Insurance Company (“MLI”) in order to rationalize the securities reporting obligations of MFC, MLI, Manulife Financial Capital Trust (the “MaCS Trust”) and Maritime Life Canadian Funding (“Maritime Funding”).

MFC has provided a full and unconditional subordinated guarantee of MLI’s $550 million of outstanding 6.24% subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI, including MLI’s outstanding Class A Shares Series 6. MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cashflows to service the $200 million of outstanding 5.390% annuity-backed notes due March 12, 2007 and the $200 million of outstanding 4.551% annuity-backed notes due November 12, 2008 (collectively, the “MF Notes”) issued by Maritime Funding and assumed certain other covenants of MLI in connection with such annuities pursuant to an undertaking and notice of assumption.

As a result of these guarantees, MLI has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities. For so long as the guarantees are in place, MLI will no longer be required to file interim financial statements or annual or interim management’s discussion and analysis. MLI will continue to prepare and file annual financial statements prepared in accordance with Canadian generally accepted accounting principles and certain comparative financial information of MLI will be filed by MFC on a quarterly basis. MFC will make available to holders of MLI subordinated debentures and holders of MLI preferred shares on an ongoing basis MFC’s audited annual financial statements and unaudited interim financial statements (including management’s discussion and analysis thereon) and other MFC continuous disclosure materials.

The MaCS Trust will continue to be exempt from filing most continuous disclosure materials. However, as a result of the continuous disclosure exemption, MFC will make available to holders of Manulife Financial Capital Securities (“MaCS”) the same MFC continuous disclosure materials that are made available to holders of preferred shares of MFC and MLI.

The MFC subordinated guarantee of the MLI subordinated debentures will entitle a holder of the debentures to receive payment from MFC within 15 days of any failure by MLI to make a payment due under the debentures. Claims under the subordinated debenture guarantee will rank equally with all other subordinated indebtedness of MFC.

In circumstances where MFC is not the subject of a winding-up order, the MFC subordinated guarantee of the MLI preferred shares will entitle the holder to receive payment from MFC within 15 days of any failure by MLI to pay a declared dividend or to pay the redemption price for such shares and, in the case of any amount remaining unpaid with respect to the preference of the MLI preferred shares upon a winding-up of MLI, within 15 days of the later of the date of the final distribution of property of MLI to its creditors and the date of the final distribution of surplus of MLI, if any to its shareholders. In circumstances where MFC is the subject of a winding-up order, the preferred share guarantee will entitle the holder to receive payment from MFC within 15 days of the determination of the final distribution of surplus of MFC, if any, to MFC’s shareholders. Claims under the preferred share guarantee will be subordinate to all outstanding indebtedness and liabilities of MFC. In the event that a failure to pay declared dividends, the redemption price or the liquidation preference occurs at a time when MFC is subject to a winding-up order, the preferred share guarantee has been structured so that the amount payable by MFC under the preferred share guarantee will be subject to reduction such that the claims of holders of the respective class of MLI preferred shares under the guarantee will, in effect, rank equally with the claims of holders of the respective class of MFC preferred shares to any surplus assets of MFC remaining for distribution.

The preferred share guarantee applies in respect of any MLI Class A and Class B shares outstanding from time to time, other than those held by MFC or its affiliates. The only outstanding MLI preferred shares not held by MFC at the current time are the MLI Class A Shares Series 6. The MaCS-Series A and MaCS-Series B are exchangeable into MLI Class A Shares Series 2 and MLI Class A Shares Series 4, respectively, at any time and are automatically exchangeable into MLI Class Shares Series 3 and MLI Class A Shares Series 5, respectively, in certain circumstances described in the prospectus of the MaCS Trust dated December 5, 2001. Assuming the preferred share guarantee has not been terminated as described below, MLI preferred shares will have the benefit of the preferred share guarantee upon being issued in exchange for the relevant MaCS.

In connection with the guarantees, MFC also delivered undertakings to the Ontario Securities Commission, the Alberta Securities Commission and the Manitoba Securities Commission that, for so long as MLI and the MaCS Trust are exempt from their respective obligations to file continuous disclosure materials with the Canadian securities regulatory authorities, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability for secondary market disclosure under the securities legislation of those provinces as if MaCS were a security of MFC. MFC’s undertakings also provided that, for so long as MLI is exempt from its obligations to file certain continuous disclosure materials with the Canadian securities regulatory authorities, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability for secondary market disclosure under the securities legislation of those provinces as if the MF Notes were a security of MFC.

MLI has also delivered undertakings to the Ontario Securities Commission, the Alberta Securities Commission and the Manitoba Securities Commission that, for so long as Maritime Funding is exempt from its obligations to file continuous disclosure materials with the Canadian securities regulatory authorities, MLI will be considered a “responsible issuer” for purposes of determining MLI’s liability for secondary market disclosure under the securities legislation of those provinces as if the MF Notes were a security of MLI.

A copy of the subordinated debenture guarantee has been filed on SEDAR under the profiles of MFC and MLI. A copy of the preferred share guarantee has been filed on SEDAR under the profiles of MFC, MLI and the MaCS Trust. Copies of the guarantee of the annuities and the undertaking and notice of assumption have been filed on SEDAR under the profiles of MFC and Maritime Funding. Investors should refer to those filings for the complete terms of such documents.

Term of the Guarantees

Each of the subordinated debenture guarantee and the preferred share guarantee will terminate (subject to any existing rights or claims at the time of such termination) upon the earlier to occur of:

•	unless MFC and MLI agree to the contrary, the date that no MLI securities which are the subject of such guarantee (or securities convertible into or exchangeable for such securities) are outstanding;

•	the date that MFC no longer owns all of the outstanding common shares of MLI;

•	the date that MLI is no longer exempt from filing certain continuous disclosure materials with Canadian securities regulatory authorities; or

•	the date MLI commences filing its own continuous disclosure materials with Canadian securities regulatory authorities.

MFC’s guarantee of the annuities and MFC’s obligations as co-obligor under the undertaking and notice of assumption will terminate (subject to any existing rights or claims at the time of such termination) upon the earlier to occur of:

•	unless MFC and MLI agree to the contrary, the date that no annuities which are the subject of the guarantee are outstanding or obligations under the undertaking are outstanding;

•	the date that MFC no longer owns all of the outstanding common shares of MLI;

•	the date Maritime Funding ceases to be a reporting issuer or the equivalent in all of the provinces of Canada; or

•	the date MLI commences filing its own continuous disclosure materials with Canadian securities regulatory authorities.

Tax Matters relating to the MLI Class A Shares Series 6

The implementation of the preferred share guarantee will cause any corporation holding more than 10% of the outstanding MLI Class A Shares Series 6 to not be entitled to deduct dividends received on such shares from its taxable income. Holders of the Class A Shares Series 6 can avoid this result by reducing their holdings of Class A Shares Series 6 to below 10% of the outstanding shares of the series prior to the next dividend payment date, expected to be March 31, 2007. Any holder of more than 10% of the outstanding Class A Shares Series 6 is advised to contact their tax advisor with respect to the potential consequences of the preferred share guarantee in their particular circumstances. Subject to obtaining any necessary or desirable regulatory approvals, MFC or an affiliate may also acquire MLI Class A Shares Series 6 from affected holders by private contract or otherwise.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com